UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

MPB CORPORATION EMPLOYEES' SAVINGS PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

MPB Corporation Employees' Savings Plan
December 30, 2004 and 2003, and Year Ended December 30, 2004
With Report of Independent Registered Public Accounting Firm

MPB Corporation Employees' Savings Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2004 and 2003, and
Year Ended December 30, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the MPB
Corporation Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the MPB Corporation Employees' Savings Plan as of December 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 23, 2005

0506-0652253

MPB Corporation Employees' Savings Plan

Statements of Net Assets Available for Benefits

	December 30	
	2004	**2003**
Assets		
Investments, at fair value	**$ 46,256,830**	$ 42,046,812
Receivables:		
Contribution receivable from participants	**47,151**	32,957
Contribution receivable from MPB Corporation	**26,448**	22,802
Accrued income	**5,785**	8,835
Total receivables	**79,384**	64,594
Cash, noninterest bearing	**81,197**	10
Total assets	**46,417,411**	42,111,416
Liabilities		
Accrued administrative expenses	**2,926**	–
Net assets available for benefits	**$ 46,414,485**	$ 42,111,416

See accompanying notes.

MPB Corporation Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 3,915,536**
Interest and dividends	**389,210**
	4,304,746
Contributions:	
Participants	**2,273,339**
MPB Corporation	**1,520,040**
	3,793,379
Total additions	**8,098,125**
Deductions	
Benefits paid directly to participants	**3,782,458**
Administrative expenses	**12,598**
Total deductions	**3,795,056**
Net increase	**4,303,069**
Net assets available for benefits:	
Beginning of year	**42,111,416**
End of year	**$ 46,414,485**

See accompanying notes.

MPB Corporation Employees' Savings Plan

Notes to Financial Statements

December 30, 2004 and 2003, and
Year Ended December 30, 2004

1. Description of the Plan

The following description of the MPB Corporation Employees' Savings Plan (the Plan) provides only general information. Participants should refer to their *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions.

General

MPB Corporation (the Company) is a subsidiary of The Timken Company. The Timken Company is the Plan Administrator. The Plan is a defined contribution plan covering substantially all domestic employees of MPB Corporation except employees of Timken Alcor Aerospace Technologies, Inc. Employees of the Company become eligible to participate the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may contribute up to 20% of compensation, as defined in the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions "Company Matching Contributions," at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan provides for quarterly "Core Contributions" by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%.

Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 1%. Company Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Company Matching Contributions made in Timken common shares until January 1, following three calendar years after the Company Matching Contribution was made, reaching the age of 55 or 30 years of service, or following retirement. Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

1. Description of the Plan (continued)

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends, and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and Company Matching Contributions, plus actual earnings thereon. Vesting in the Core Contribution portion of their accounts plus actual earnings thereon occurs after three years of service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years. The loans are secured by the vested balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published each business day in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance, less rollover contributions, is greater than $5,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.51 and $11.26 at December 30, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

2. Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken Company common shares	$ 1,519,394
Mutual funds	320,805
Collective trust funds	2,075,337
	$ 3,915,536

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
Timken Company Common Stock Fund*	**$ 7,510,404**	$ 4,890,760
AXP New Dimensions Fund	**2,994,018**	2,761,668
American Express Trust U.S. Government Securities Fund I	–	9,155,880
American Express Trust U.S. Government Securities Fund II	**8,615,358**	–
American Express Trust Medium-Term Horizon (50:50) Fund	**9,196,438**	9,149,222
American Express Trust Equity Index Base Fund	–	9,248,398
American Express Equity Index I	**9,980,860**	–

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2004	**2003**
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 7,510,404**	$ 4,890,760
Receivable:		
Participant and Company contribution receivable	**28,062**	24,121
	$ 7,538,466	$ 4,914,881

4. Nonparticipant-Directed Investments (continued)

	Year Ended December 30, 2004
Change in net assets:	
Net appreciation in fair value of investments	**$ 1,519,395**
Dividends	**136,541**
Participant and Company contributions	**1,387,698**
Benefits paid directly to participants	**(346,376)**
Transfers to participant directed accounts	**(73,673)**
	$ 2,623,585

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2004:

	Shares	Dollars
Purchased	**68,971**	**$ 1,620,359**
Issued to participants for payment of benefits	**459**	**11,656**
Dividends received	**–**	**136,541**

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedules

MPB Corporation Employees' Savings Plan

EIN #22-2134993 Plan #010

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (A)	Current Value
Timken Company Common Stock Fund*(A)	517,531 units	$5,378,427	$ 7,510,404
AXP New Dimensions Fund*	123,363 units		2,994,018
Templeton Foreign Fund	164,296 units		2,019,198
American Express Trust:*			
U.S. Government Securities Fund II	8,615,358 units		8,615,358
Bond Fund II	156,013 units		1,681,660
Short-Term Horizon (25:75) Fund	23,913 units		483,569
Medium-Term Horizon (50:50) Fund	368,683 units		9,196,438
Long-Term Horizon (80:20) Fund	29,065 units		756,704
Small Cap Equity Index Fund II	90,627 units		1,782,189
Equity Index I	267,225 units		9,980,860
Participant notes receivable*	Interest rates ranging from 5.0% to 10.5% with various maturity dates		1,236,432
Total investments			$ 46,256,830

*Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is only required for nonparticipant-directed investments.

MPB Corporation Employees' Savings Plan

EIN #22-2134993 Plan #010

Schedule H, Line 4j – Schedule of Reportable Transactions
(Held at End of Year)

Year Ended December 30, 2004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii) – Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company (C)	Timken common shares						
	79 purchases aggregating 68,971 shares	$ 1,620,359			$ 1,620,359		
	106 sales aggregating 22,503 shares		$ 520,048		425,106		$ 94,942

(A) Commissions, taxes, and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPB CORPORATION
EMPLOYEES' SAVINGS PLAN

Date: June 27, 2005

By: [signature]
Scott A. Scherff
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-118664) pertaining to the MPB Corporation Employees' Savings Plan of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedules of the MPB Corporation Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005